Exhibit 99.1

Asset impairment charge overshadows Catalyst improved Q3 operational results

RICHMOND, BC, Nov. 14, 2011 /CNW/ - Catalyst Paper (TSX: CTL) posted a net loss of $205.7 million ($0.54 per common share) on sales of $340.3 million during the third quarter of 2011. The net loss was largely due to a $151.0 million impairment charge on the company's Snowflake facility.

The Q3 net loss compared with a Q2 net loss of $47.4 million ($0.13 per common share) on sales of $297.8 million. Operating results for the third quarter improved over the prior quarter, driven by higher sales volumes and paper prices, productivity gains and a lower Canadian dollar.

"We regained momentum this quarter in productivity and operating rates," said President and CEO Kevin J. Clarke. "And our strong safety focus helped reduce lost time injuries.  Unfortunately, these improvements were overshadowed by the magnitude of the impairment charge at Snowflake, which makes very clear the relentless pressures on our industry."

The Snowflake impairment charge consists of a full write-down of the net book value of building, machinery and equipment, as well as the cost of materials and parts inventory.  The profitability of recycled newsprint production at Snowflake is being severely impacted by demand declines and by supply and price pressures relating to recovered old newsprint (ONP) which is the mill's sole fibre feedstock. The impairment charge is therefore being taken in accordance with U.S. generally accepted accounting principles.

Before the impairment charge and other specific items, Catalyst had a net loss for the third quarter of $14.1 million ($0.04 per common share), in contrast to a net loss before specific items of $46.9 million ($0.12 per common share) in the second quarter.  The other significant specific item during the third quarter was a foreign exchange loss on the translation of U.S.-dollar denominated debt.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $26.8 million in the third quarter.  This was an improvement from negative EBITDA of $3.9 million in the second quarter.  There were no re-structuring costs in either quarter.  The benefits of higher EBITDA were however more than offset by the Snowflake-related impairment charge, and resulted in a third-quarter operating loss of $151.6 million, compared to an operating loss of $30.6 million in the second quarter.

Market Conditions

Continued weak print advertising resulted in another quarter of declining year-over-year demand for both coated and uncoated specialty grades.  There was modest price improvement over the prior quarter for specialty grades and previously announced price increases were partially implemented.

Directory and newsprint demand were also down from the same quarter a year ago.  Closure of a competing mill improved market conditions for directory and a previously announced increase for non-contract customers was implemented.  The average North American benchmark price for newsprint was down slightly from the second quarter.

Reduced global paper demand and increased pulp inventories in the quarter contributed to softening markets for NBSK pulp, and the average benchmark pulp price for China was down 8.7% from the second quarter.

Cash Flows and Liquidity

Cash flows from operations were negative $38.8 million, compared with negative $5.4 million in the same quarter a year ago. This is due primarily to an increase in non-cash working capital of $44.5 million which more than offset $5.7 million in cash flows from operations before changes in non-cash working capital.

Total liquidity was $125.9 million, down from $183.9 million in the same quarter of 2010, with increased availability under Catalyst's amended asset-based loan facility being more than offset by reduced cash on hand.  Lower cash on hand resulted primarily from payment of $18.1 million in property taxes for 2011, a $4.1 million payment for outstanding property taxes for a prior year, $5.1 million cash contribution for the closure of our U.S. sales company's benefit pension plan and an increase in cash used to fund working capital.

Catalyst believes its capital structure is too highly leveraged given current business and economic conditions, and has identified debt reduction as a priority. The company is reviewing alternatives for both its US$250 million of 7.375% senior unsecured notes due March 2014 and its US$390 million 11.0% senior secured notes due December 2016.  Discussions are ongoing with certain holders of these notes or their representatives. If the company is unable to make appropriate capital restructuring improvements, the debt level and debt service requirements could negatively impact its financial results and business operation.

Selected Highlights

	2011				2010
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1
Sales	$ 941.7	$ 340.3	$ 297.8	$ 303.6	$ 895.0	$ 322.3	$ 299.4	$ 273.3
Operating earnings (loss)	(193.1)	(151.6)	(30.6)	(10.9)	(367.7)	5.1	(323.9)	(48.9)
Depreciation and amortization	81.6	27.8	27.0	26.8	92.1	28.2	31.2	32.7
EBITDA 1	38.8	26.8	(3.9)	15.9	17.6	34.2	(0.4)	(16.2)
- before restructuring costs 1	38.8	26.8	(3.9)	15.9	42.9	34.5	10.5	(2.1)
Net earnings (loss) attributable to the Company	(266.0)	(205.7)	(47.4)	(12.9)	(406.5)	6.0	(368.4)	(44.1)
- before specific items 1	(84.6)	(14.1)	(46.9)	(23.6)	(91.1)	(9.6)	(43.9)	(37.6)
EBITDA margin 1	4.1%	7.9%	(1.3%)	5.2%	2.0%	10.6%	(0.1%)	(5.9%)
- before restructuring costs 1	4.1%	7.9%	(1.3%)	5.2%	4.8%	10.7%	3.5%	(0.8%)
Net earnings (loss) per share attributable to the Company's common shareholders (in dollars)
- basic and diluted	$ (0.70)	$ (0.54)	$ (0.13)	$ (0.03)	$ (1.06)	$ 0.02	$ (0.96)	$ (0.12)
- before specific items 1	(0.22)	(0.04)	(0.12)	(0.06)	(0.24)	(0.03)	(0.11)	(0.10)
1 Refer to Section 6, Non-GAAP measure, of our Q3 management's discussion and analysis.

Other Developments and Outlook

Uncoated book grades development was completed, including initial recycled trials, while production of high-brite specialty grades was expanded to Crofton and Snowflake to better meet retail insert needs.  Market share gains in all paper product lines except newsprint continued.  Work is on-track to increase pulp capacity to 1,120 tonnes per day by year end, representing a 25,000 tonne increase in total pulp capacity.

A claim made by Quebecor World (USA)'s litigation trustee under the US Bankruptcy Code, seeking return of approximately $18.8 million in alleged preferential payments, was settled during the quarter for a non-material amount that was covered by Catalyst's allowance for doubtful accounts.

The process of reverting from a single harmonized sales tax to separate provincial and federal sales taxes is now underway in British Columbia following the public referendum in August.  Catalyst anticipates additional annual tax costs of approximately $10.5 million from this change, which will occur no earlier than April 1, 2013.

Catalyst's appeal of its 2009 property tax assessment by the municipality of North Cowichan was heard in the Supreme Court of Canada in October, with a decision expected within six to 12 months.

The fourth quarter is a seasonally strong one for specialty grades, although the general outlook for print advertising remains weak and continued demand declines are expected for newsprint and directory.  Exchange rate volatility is also expected to further impact operating and net returns as well as cash flow and liquidity in the fourth quarter.

The market price for ONP came down substantially in November. However it is a market driven input cost with unique and serious impact on Snowflake's long-term viability. Input price pressures are also expected, across all operations, in relation to fossil fuel, electricity, other types of fibre and some chemicals.

Further Quarterly Results Materials

This release, a summary slide presentation, and full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/investors. The full quarterly report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Kevin Clarke, president and CEO and Brian Baarda, vice-president, finance and CFO will hold a conference call on Tuesday, November 15, 2011 at 11 a.m. ET, 8 a.m. PT to present the company's third quarter results. Financial analysts and institutional investors are invited to dial 1-888-231-8191 (North America) or 1-647-427-7450 (Toronto / International) reservation number 19577087#.  Media and other interested people may join the live webcast in listen-only mode at www.catalystpaper.com.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our third quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:
Investors:	Media:
Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713
CO: Catalyst Paper Corporation

CNW 17:58e 14-NOV-11